HDS INTERNATIONAL CORP.
9272 Olive Boulevard
St. Louis, Missouri  63132
(401) 400-0028

July 30, 2015

Ms. Barbara Jacobs
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	HDS International Corp.
SEC File No. 000-53949

Dear Ms. Jacobs:

HDS International Corp (the "company") acknowledges that:

*	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and,

*	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HDS INTERNATIONAL CORP.

BY:	PAUL RAUNER
Paul Rauner
President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Secretary/Treasurer and sole member of the Board of Directors cc: Conrad C. Lysiak